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                            February 22, 2021

       Chamath Palihapitiya
       Chief Executive Officer
       Social Capital Hedosophia Holdings Corp. V
       317 University Ave, Suite 200
       Palo Alto, CA 94301

                                                        Re: Social Capital
Hedosophia Holdings Corp. V
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed February 10,
2021
                                                            File No. 333-252009

       Dear Mr. Palihapitiya:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers for Shareholders of SCH
       What are the key terms of the SoFi Technologies Series 1 Preferred Stock, page xvi

   1. Refer to your response to comment 2. Please reconcile your disclosure that each holder of the SoFi Technologies
Series 1 Preferred Stock is entitled to vote on each matter
                                                        submitted to a vote of
holders of SoFi Technologies common stock at one vote per share with your disclosure
that the holders of SoFi Technologies Series 1 Preferred Stock have no voting power and no
right to vote on any matter except as expressly provided by the
                                                        Proposed Certificate of
Incorporation or to the extent required by the DGCL. In addition, please disclose the
amount of accrued but unpaid dividends that the holders of SoFi
 Chamath Palihapitiya
Social Capital Hedosophia Holdings Corp. V
February 22, 2021
Page 2
      Technologies Series 1 Preferred Stock will receive upon the closing of the Business
      Combination.
Summary of the Proxy Statement/Prospectus
Related Agreements
Shareholders' Agreement, page 7

2. Refer to your response to comment 7. Please disclose the percentage of the combined beneficial ownership that SoftBank Investors, Renren SF Holdings Inc. and their affiliates will hold following the Business Combination and the Repurchase. Information about SoFi
SoFi Invest, page 207

3. Please revise here, or elsewhere as appropriate, to address how the current and any future brokerage and cryptocurrency activities within SoFi Invest will be impacted as a result of the January 2021 Apex transaction.
       You may contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                           Sincerely,
FirstName LastNameChamath Palihapitiya
                                                     Division of Corporation
Finance
Comapany NameSocial Capital Hedosophia Holdings Corp. V
                                                     Office of Finance
February 22, 2021 Page 2
cc:       Howard L. Ellin
FirstName LastName